Exhibit (a)(5)(vii)

MICROS SYSTEMS, INC.

INFORMATION STATEMENT

This Information Statement (this “Information Statement”) is being mailed on or about July 23, 2014 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) to holders of common stock, par value $0.025 per share (the “Shares”), of MICROS Systems, Inc., a Maryland corporation (the “Company”).

The Schedule 14D-9 relates to the tender offer by Rocket Acquisition Corp., a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Ultimate Parent” or “Oracle”), disclosed in a Tender Offer Statement on Schedule TO-T dated July 3, 2014 filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $68.00 per Share (the “Offer Price”), net to the seller in cash (less any required withholding taxes and without interest).

The tender offer and related purchase are contingent upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as June 22, 2014 (the “Merger Agreement”) by and among the Company, Parent, Ultimate Parent, and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent or Ultimate Parent provided the information in this Information Statement concerning Parent, Ultimate Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares constitute the only class of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of June 25, 2014, there were 74,817,363 Shares issued and outstanding.

BACKGROUND INFORMATION

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, the Offer, if successful, will be followed by a merger (the “Merger”) of Purchaser with and into the Company, with the Company as the surviving corporation and a subsidiary of Ultimate Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately before the Effective Time (other than (i) Shares held by the Company as treasury stock, by any subsidiary of the Company or by Ultimate Parent, Parent, Purchaser, or any of their respective subsidiaries) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, effective upon the Acceptance Time (as defined in the Merger Agreement) and from time to time thereafter, Parent shall be entitled to designate the number of directors (the “Designees”), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to any increase in the size of the Board contemplated by the Merger Agreement) and (ii) the percentage that the number of shares of Company common stock beneficially owned by Parent and/or Purchaser (including shares accepted for payment in the Offer) bears to the total number of shares then issued and outstanding (provided that in no event will Parent’s director designees constitute less than a majority of the entire Board), and the Company shall cause Designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as such individuals represent on the Board. The Company’s obligations to appoint Parent’s designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Information with Respect to the Potential Designees

As of the date of this Information Statement, Parent has not selected its designees to the Board. However, Parent has informed the Company that it will choose from among Lawrence J. Ellison, Safra A. Catz, Jeffrey O. Henley, Mark V. Hurd, and Dorian E. Daley (the “Potential Designees”), in selecting its designees to the Board. The information with respect to the Potential Designees included on Schedule A to this Information Statement is incorporated herein by reference. Parent has informed the Company that each of the Potential Designees has consented to act as a director of the Company if so designated.

Based on the information set forth in the Offer to Purchase filed by Oracle, Parent and Purchaser and other information provided by Parent, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the selected Potential Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on July 31, 2014. It is currently not known which, if any, of the current directors of the Company would resign.

BOARD OF DIRECTORS OF MICROS SYSTEMS, INC.

Directors are elected by the stockholders at each annual meeting to serve until the next annual meeting and until their successors are elected and qualified. Any vacancy may be filled for the unexpired portion of the term by majority vote of the remaining directors. Currently, the Board has seven members. Certain biographical information regarding the current directors is set forth below.

Directors	Director Since	Positions Currently Held

A. L. Giannopoulos	1992	Chairman
Peter A. Altabef	2013	President and Chief Executive Officer, Director
Louis M. Brown, Jr.	1977	Director
B. Gary Dando	2003	Director
F. Suzanne Jenniches	2008	Director
John G. Puente	1996	Director
Dwight S. Taylor	1997	Director

A. L. Giannopoulos, 74, has been the Company’s Chairman of the Board since April 2001 and a director of the Company since March 1992. Mr. Giannopoulos was the Company’s President and Chief Executive Officer from May 1993 to December 2012. Mr. Giannopoulos retired as an employee of MICROS effective June 30, 2013. Before joining MICROS in 1992, Mr. Giannopoulos served in a variety of positions for Westinghouse, most recently as General Manager of the Westinghouse Information and Security Systems Divisions. Mr. Giannopoulos is a graduate of Lamar University with a Bachelor of Science degree in Electrical Engineering.

Peter A. Altabef, 55, has been the Company’s President and Chief Executive Officer, and a member of the Company’s Board of Directors, since January 2013. Mr. Altabef previously served as President and Chief Executive Officer of Perot Systems from 2004 until 2009, when Perot Systems was acquired by Dell, Inc. Thereafter, Mr. Altabef served as President of Dell Services (a subsidiary of Dell, Inc.) until his departure in March 2011. Mr. Altabef also serves on the Board of Managers of Merit Energy Company, LLC, and the Advisory Board of Petrus Trust Company, L.T.A. He previously served as Senior Advisor to 2M Companies, Inc. from January to December 2012, and served as a director of Belo Corporation from July 2011 through December 2013. Mr. Altabef is a graduate of Binghamton University, SUNY, and the University of Chicago Law School.

Louis M. Brown, Jr., 71, has been a director of the Company since 1977. Mr. Brown held the position of President and Chief Executive Officer of the Company from January 1986 until his appointment as Chairman of the Board in January 1987. Mr. Brown served as Chairman of the Board until April 2001. Mr. Brown currently also serves as Chairman of Precision Auto Care, Inc., and as President and a director of IDEAS, Inc., a company he founded in 1970 to develop, implement, and support complex information and telecommunication systems. Mr. Brown is a graduate of the Johns Hopkins University (B.E.S.-E.E.).

B. Gary Dando, 72, has been a director of the Company since November 2003. Mr. Dando worked for Ernst & Young LLP for 37 years, the last 25 of which as a partner, until his retirement in June 2001. Additionally, Mr. Dando is currently a member of the Board of Trustees, University System of Maryland Foundation, Inc., where he serves as Treasurer, and from July 2001 to June 2007 was a member of the Board of Trustees of the University of Maryland College Park Foundation, where he was a member of the Budget and Audit Committee. Mr. Dando is a graduate of the University of Maryland, with a Bachelor of Science degree in Accounting.

F. Suzanne Jenniches, 66, was, before her retirement in 2010, Vice President and General Manager of Northrop Grumman Corporation’s Government Systems Division in Linthicum, Maryland. The Division designs and develops advanced electro-mechanical and networking systems for both government and commercial applications and includes the businesses for Postal Automation Systems; International Air Defense and

Command and Control Infrastructure Systems; and Homeland Defense. Ms. Jenniches is past president of the National Society of Women Engineers and served as a Member of the United States Army Science Board from 1999 to 2005. Ms. Jenniches is a graduate of Clarion College and holds a Masters degree in Environmental Engineering from the Johns Hopkins University. Ms. Jenniches previously served on the MICROS Board of Directors from October 1996 to November 2003.

John G. Puente, 84, has been a director of the Company since May 1996. Previously, Mr. Puente served as Chairman of Telogy Networks, Inc., Chairman and Chief Executive Officer of Orion Network Systems, and Vice Chairman of M/A-Com. In June 2010, Mr. Puente retired from his position as Chairman of the Board of Trustees for Capitol College, a position he held for thirty years. Mr. Puente was also a founder and Chairman of Digital Communications Corporation (now Hughes Network Systems) and SouthernNet. Mr. Puente is a graduate of Polytechnic Institute of New York, and holds a Masters degree from Stevens Institute of Technology.

Dwight S. Taylor, 69, has been a director of the Company since 1997. Mr. Taylor currently also serves on the Board of Trustees of the Baltimore Polytechnic Institute Foundation, Teach for America-Baltimore, the Y of Central Maryland and Lincoln University, and is a member of the Board of Directors of T. Rowe Price Group, Inc. (where he serves on the Audit Committee and is Chairman of the Compensation Committee). From 1999 until April 2009, Mr. Taylor had served as President of COPT Development & Construction Services, LLC, a subsidiary of Corporate Offices Properties Trust, a publicly held real estate investment trust. From 1984 to 1998, Mr. Taylor was employed by Constellation Real Estate, Inc. as Senior Vice President. Mr. Taylor is also past President of the Maryland Chapter of the National Association of Industrial and Office Properties (“NAIOP”), and is a member of the NAIOP National Board. Mr. Taylor is a graduate of Lincoln University with a Bachelor of Arts degree in Economics.

EXECUTIVE OFFICERS

Officers of the Company are elected at the regular annual meeting of the Board following the Annual Meeting of Stockholders and hold office until the Annual Meeting of the Board next following his or her election, and until his or her successor has been duly elected and qualified, or until his or her death, resignation or removal. A vacancy may be filled for the unexpired portion of the term by the Board.

The following are the executive officers of MICROS Systems, Inc.

Name	Position

Peter A. Altabef	President and Chief Executive Officer
Bernard Jammet	Executive Vice President, North America Region
Kaweh Niroomand	Executive Vice President, Europe-Africa-Middle East Region
Thomas L. Patz	Executive Vice President, Strategic Initiatives, and General Counsel
Gabriel Pestalardo	Senior Vice President, Latin America and Caribbean Region
Peter J. Rogers, Jr.	Executive Vice President, Investor Relations and Business Development
Cynthia A. Russo	Executive Vice President and Chief Financial Officer
Nirmal Singh	Senior Vice President, Asia-Pacific Region

See, “Board of Directors of MICROS Systems, Inc.,” above for information with respect to Mr. Altabef.

Bernard Jammet, 55, has been MICROS’s Executive Vice President, North America Region, since July 1, 2014. From January 2001 until June 30, 2013, he served as Executive Vice President, Latin American Region. Previously, Mr. Jammet served MICROS in various capacities. He first joined MICROS in July 1984. Before joining MICROS, Mr. Jammet was employed with the former MICROS distributor for France. Mr. Jammet is a graduate of the Hotel School of Lausanne, Switzerland, with a Masters degree in Hotel Administration.

Kaweh Niroomand, 62, has been MICROS’s Executive Vice President, Europe-Africa-Middle East Region since August 2009. From 2005 until August 2009, Mr. Niroomand was President of MICROS’ Europe, Africa

and Middle East (EAME) region. Earlier, Mr. Niroomand was Executive Vice President, EAME and Managing Director of MICROS-Fidelio Software Deutschland GmbH. Mr. Niroomand first started with Fidelio Software GmbH in 1993 (acquired by MICROS in 1995). Mr. Niroomand is a graduate of the Technical University in Berlin with a degree in Civil Engineering.

Thomas L. Patz, 53, has been MICROS’s Executive Vice President, Strategic Initiatives, and General Counsel since January 2000. Previously, Mr. Patz served MICROS in various legal capacities. Mr. Patz first joined MICROS in August 1995. Mr. Patz is a graduate of Brown University and the University of Virginia School of Law. Mr. Patz is a member of the Maryland Bar.

Gabriel Pestalardo, 52, has been MICROS’s Senior Vice President, Latin America and Caribbean Region starting July 1, 2014. From 2005 through June 30 2014, Mr. Pestalardo served as Vice President of South America. Mr. Pestalardo first joined MICROS in 2000 as a result of the acquisition by MICROS of Hospitality Technologies S.A., formerly the MICROS authorized dealer in Argentina. Mr. Pestalardo held the position of Managing Director at Hospitality Technologies S.A. Prior to 1999, Mr. Pestalardo served as a Director of Siemens S.A in Argentina where he led the MICROS dealership business, among others. Mr. Pestalardo holds an Engineering degree from Buenos Aires Institute of Technology (ITBA) and engaged in postgraduate studies in Corporate Finance at New York University.

Peter J. Rogers, Jr., 59, has been MICROS’s Executive Vice President of Investor Relations and Business Development since November 2007. From 1996 through November 2007, Mr. Rogers was MICROS’s Senior Vice President of Investor Relations and Business Development. Previously, Mr. Rogers served MICROS in various marketing and business management capacities. Mr. Rogers joined MICROS in 1987. Mr. Rogers is a graduate of the University of Pennsylvania (B. A. Economics) and New York University Stern Graduate School of Business (M.B.A. Corporate Finance).

Cynthia A. Russo, 44, has been MICROS’s Executive Vice President and Chief Financial Officer since April 2010. From November 2007 until April 2010, Ms. Russo was MICROS’s Senior Vice President and Corporate Controller. Ms. Russo previously served MICROS in various capacities. Ms. Russo first joined MICROS in January 1996. Ms. Russo is a graduate of James Madison University. She is a Certified Public Accountant and a Certified Internal Auditor.

Nirmal Singh, 54, has been MICROS’s Senior Vice President, Asia-Pacific Region starting July 1, 2014. From 1999 until June 30, 2014, Mr. Singh was the Chief Financial Officer for Asia-Pacific Region. Mr. Singh previously served MICROS in various capacities. Mr. Singh first joined MICROS in 1996. Before joining MICROS, Mr. Singh was a partner of N.M. Raiji & Co, Chartered Accountants, Bombay (India). Mr. Singh received a Bachelor of Commerce degree from University of Bombay. He is a Chartered Accountant and also a Cost and Works Accountant.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Other Corporate Governance Documents

Our Corporate Governance Guidelines, including board membership criteria and guidelines for board meetings, board committees, succession planning, and other matters, are available at www.micros.com/companyinformation/investorrelations/corporategovernance. Also available at that web address are the charters of the Audit Committee and the Compensation and Nominating Committee, as well as our Code of Ethics and Business Practices.

Board Meetings and Director Attendance

During the fiscal year ended June 30, 2014, the Board held ten meetings. Each of our current directors attended all of the meetings of the Board and committees of the Board of which he or she was a member.

Director Independence

The Board has determined that each of Louis M. Brown, Jr., B. Gary Dando, F. Suzanne Jenniches, John G. Puente, and Dwight S. Taylor is an independent director within the meaning of the rules of the NASDAQ Stock Market. The Board has determined that each of the members of the two standing Board committees, the Audit Committee and the Compensation and Nominating Committee, is independent within the meaning of the rules of the NASDAQ Stock Market, including additional NASDAQ Stock Market requirements relating to audit committee and compensation committee members.

In making its independence determinations, the Board considered Mr. Brown’s past service to the Company. However, Mr. Brown has not been employed by MICROS during the past 10 years, his consulting arrangement with MICROS terminated in 2008, and the only monies he receives from the Company are pursuant to his participation in the Company’s Supplemental Executive Retirement Plan (“SERP”). Payments under the SERP were fixed in accordance with the terms of the SERP and are not contingent on Mr. Brown’s continued service to the Company. See “Director Compensation (Fiscal Year 2014)” below for further information.

In addition, the Board considered Mr. Taylor’s service on the board of directors of T. Rowe Price Group, Inc., a financial services holding company whose subsidiaries provide investment advisory services to T. Rowe Price sponsored mutual funds and other advisory clients. In prior years, the T. Rowe Price Group reported that its mutual funds and clients held over five percent of the Shares, although, as reported in an amendment to Schedule 13G filed by T. Rowe Price on February 12, 2013, as of December 31, 2012 the T. Rowe Price mutual funds and clients ceased to hold over five percent of the Shares. In any event, Mr. Taylor does not participate in any voting or investment determinations by T. Rowe Price with respect to MICROS Shares.

Audit Committee

The Audit Committee of the Board is comprised of Mr. Dando, who is the Audit Committee Chairman, Mr. Puente, and Ms. Jenniches. The Board has determined that Mr. Dando is an “audit committee financial expert,” as that term is defined in SEC regulations. The Audit Committee met four times during the fiscal year ended June 30, 2014. The Audit Committee selects the firm to be engaged as our independent registered public accounting firm, and reviews and approves the engagement of the firm to perform permissible non-audit services. The Chairman of the Audit Committee may act on behalf of the Audit Committee to approve the engagement of the firm to perform such non-audit services, in which case the Chairman’s determination will be presented to the full Audit Committee at its next scheduled meeting.

In addition, the Audit Committee is responsible for overseeing our accounting and financial reporting process and the audits of our consolidated financial statements. In this regard, the Audit Committee reviews our SEC filings, and reviews with management and the independent auditors any significant financial reporting issues and practices affecting MICROS. In addition, the Audit Committee: (i) addresses with the independent auditors and financial management the scope of the audit; (ii) discusses with the independent auditors any audit problems or difficulties; (iii) reviews with the independent auditors their independence; (iv) reviews with the independent auditors significant financial reporting issues and practices affecting the Company; (v) assesses steps management has taken to minimize significant risks and exposures; (vi) reviews with the independent auditors and our accounting personnel the adequacy and effectiveness of our internal controls; (vii) reviews the adequacy of our internal audit function, and (viii) reviews, if appropriate, with the Company’s counsel the Company’s compliance with applicable laws and regulations. The Audit Committee has a charter, which is available at the website address provided above.

Compensation and Nominating Committee

The Compensation and Nominating Committee of the Board is comprised of Mr. Puente, who is the Compensation and Nominating Committee Chairman, and Mr. Taylor and Ms. Jenniches. The Compensation and Nominating Committee met four times during the fiscal year ended June 30, 2014. The Compensation and Nominating Committee reviews and approves annual salary, bonuses, and stock option grants for our senior executive officers. Among other things, it establishes the performance objectives for our executive officers and evaluates the performance of our President and Chief Executive Officer and, in conjunction with its consideration of our President and Chief Executive Officer’s recommendations, other executive officers. Additionally, the Compensation and Nominating Committee is responsible for evaluating potential directors and recommending nominees for election as Board members, periodically assessing the adequacy of our Corporate Governance Guidelines, and overseeing the evaluation of the Board and Board Committees. The Compensation and Nominating Committee has a charter that is available at the website address listed above.

Our Corporate Governance Guidelines provide that the Compensation and Nominating Committee is responsible for recommending to the Board the appropriate background, skills and attributes of Board members, so that the Board as a whole collectively possesses a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. In making such a recommendation, the Compensation and Nominating Committee considers the Board culture, prominence, diversity, age and other factors deemed relevant. With respect to diversity, the Compensation and Nominating Committee endeavors to have a Board reflecting a range of backgrounds, experience, and other qualities relevant to our business operations. In this regard, the Compensation and Nominating Committee will consider each candidate’s professional experience, education, skills, and other attributes. The Compensation and Nominating Committee will also consider recommendations for director candidates from stockholders. Stockholder recommendations of candidates should be submitted in writing to: MICROS Systems, Inc., 7031 Columbia Gateway Drive, Columbia, Maryland 21046-2289, Attention: Corporate Secretary. To enable consideration of a candidate, a stockholder must have submitted the following information: (i) the name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the SEC; (ii) information about the relationship between the candidate and the recommending stockholder; (iii) the consent of the candidate to serve as a director; and (iv) proof of the number of shares of Company common stock that the recommending stockholder owns and the length of time the shares have been owned. In considering any candidate proposed by a stockholder, the Compensation and Nominating Committee will reach its conclusion based on the same criteria as are applied to other candidates. The Compensation and Nominating Committee may seek additional information regarding the candidate, and will notify the stockholder proponent once it has made a determination.

In Fiscal Year 2014, our management engaged Mercer Consulting (“Mercer”) principally to provide guidance on, board compensation, long term equity plans for the company, and executive compensation including, an assessment of our change of control and severance programs and advice regarding our Executive

Severance Plan, which was adopted in May 2014. Mercer also provided an assessment of Board of Directors compensation and our long-term incentives, but this had no effect on Fiscal Year 2014 compensation, which already was structured as described under “Executive Compensation – Compensation Discussion and Analysis.” In performing the activities described above, Mercer consulted with management and also provided recommendations to the Compensation and Nominating Committee. Mercer did not provide any services to us other than as described above.

Correspondence to the Board

Stockholders may send correspondence to the Board or to any individual director at the following address: MICROS Systems, Inc., 7031 Columbia Gateway Drive, Columbia, Maryland 21046, Attention: Corporate Secretary. The communication should indicate that the sender is a stockholder. The Corporate Secretary will review and log all communications. Based on procedures approved by the Board, the Corporate Secretary will retain and not send to directors any communications that are purely promotional or commercial in nature, or that address topics that clearly are unrelated to Board responsibilities. All other communications will be delivered to the appropriate directors.

Board Leadership Structure and Risk Oversight

Currently, Mr. Giannopoulos serves as our Chairman of the Board and Mr. Altabef serves as our President and Chief Executive Officer. Prior to Mr. Altabef’s commencement of service as our President and Chief Executive Officer, Mr. Giannopoulos served both as our Chairman and as our President and Chief Executive Officer for more than 10 years. We believe that Mr. Giannopoulos’ long and successful experience with MICROS, which provided him with extensive knowledge regarding our Company’s operations and institutional history, makes it appropriate for him to continue to serve as our Chairman.

In addition, the following corporate governance practices enhance the Board’s independent oversight:

•	A majority (five of seven) of our directors are independent;

•	All of the members of our Audit Committee and our Compensation and Nominating Committee are independent directors; and

•	The Board meets at regularly scheduled executive sessions outside the presence of management and the two directors that are not independent (Messrs. Altabef and Giannopoulos).

Our senior management team is responsible for assessing and managing our exposure to risk on a day-to-day basis. In fulfilling this responsibility, senior management has established several risk management programs, policies, and limits on exercise of authority. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing our approach to risk management. The Board addresses risk management matters periodically during its scheduled meetings. In addition, the Audit Committee is responsible for oversight of, among other things, our various accounting and reporting controls and procedures, and the Compensation and Nominating Committee is responsible for oversight of compensation practices and policies, including risk assessments with regard to incentive programs.

Code of Ethics and Business Practices

We have a Code of Ethics and Business Practices, which applies to all directors, officers, and U.S.-based employees (foreign employees are subject to similar codes that have some variations designed to address local law). Among other things, the Code of Ethics and Business Practices is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosure in periodic reports we are required to file; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Ethics and Business Practices, which is available at the website address listed above, provides for the prompt internal reporting of violations of the Code to an appropriate person identified in the Code and contains provisions regarding accountability for adherence to the Code.

Insider Trading Guidelines

The Company maintains “Insider Trading and Confidentiality Policies” which, among other things, prohibit any named executive officer from buying or selling any of our securities without obtaining prior written approval from our Compliance Officer. This policy seeks to assure that the named executive officers will not trade in our securities at a time when they are in possession of material non-public information. Additionally, the Board and our named executive officers are prohibited from hedging their ownership of the Shares, including trading in publicly-traded options, puts, calls, or other derivative instruments related to the Shares.

MICROS Stock Ownership Goal for Directors and Chief Executive Officer

To encourage stock ownership by our directors and Chief Executive Officer so as to further align their interests with the interests of MICROS’ stockholders, the Board had established the following ownership goals: (i) each director must own Shares within three years after joining the Board valued at three times his or her annual base retainer fee; and (ii) Mr. Altabef, as Chief Executive Officer, must own Shares with a value equal to his annual base pay; this goal was to be applied to Mr. Altabef following a phase-in period of five years after the commencement of his employment.

As of June 30, 2014, and based on the average share price of the Shares during the 2014 fiscal year, each director (other than Mr. Altabef, who is subject to the five-year phase in period) owned sufficient shares to comply with his or her goal. While Mr. Giannopoulos does not own any Shares, he receives no retainer fee for his service on the Board, and he holds 690,000 options to purchase shares. The Compensation and Nominating Committee annually reassesses share ownership to determine whether all of the directors and the Chief Executive Officer satisfy the stock ownership goals based on the average share price in the immediately preceding fiscal year. If an individual does not meet his or her goal on the measurement date each year, a phased plan will be implemented, designed to enable the individual to satisfy the ownership goal based on his or her retainer fee (or base salary) and the then current stock price. Additionally, as was the case for Mr. Altabef, multi-year phase-in guidelines may be used for any newly-elected directors or a newly-appointed Chief Executive Officer.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis, we discuss the compensation provided to our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers. We refer to these officers as our “named executive officers.”

Introduction

Our compensation programs are designed to fairly compensate our executive officers and enable us to attract and retain highly qualified managers. The Compensation and Nominating Committee determines the compensation to be paid to our executive officers, and its determination is based to a large extent on its evaluation of the individual performance of our executive officers, the financial results achieved by the business units that they manage, and our overall financial results for the period. In most respects, the process used by the Compensation and Nominating Committee is qualitative rather than quantitative. Except with regard to certain elements of our annual incentive bonus payout, the Compensation and Nominating Committee does not use quantitative measures in determining compensation levels. In addition, we subscribe to various compensation surveys (including Business and Legal Reports, and various online resources, such as Salary.com and the Department of Labor Bureau of Labor Statistics) and from time to time we consider other publicly available compensation information such as the proxy statements of other publicly-traded companies. However, these surveys are used only as a point of reference by the Compensation and Nominating Committee. In making its compensation determinations, the Compensation and Nominating Committee does not benchmark the executive compensation of other companies’ executives.

During Fiscal Year 2014, management engaged Mercer principally to provide guidance on, board compensation, long term equity plans for the company, and executive compensation including, an assessment of our change of control and severance programs and advice regarding our Executive Severance Plan, which was adopted in May 2014 and is described below in this Compensation Discussion and Analysis, under “Executive Compensation – Retirement and Other Post-Employment Plans and Agreements – Executive Severance Plan” and also described under “Executive Compensation – Potential Payments upon Termination– Executive Severance Plan”. Mercer was hired by our management, but its recommendations were considered by our Compensation and Nominating Committee in recommending adoption of the Executive Severance Plan by our Board of Directors. Aside from its advice regarding our change of control and severance programs, and the Executive Severance Plan, our Fiscal Year 2014 executive compensation was not influenced by Mercer’s activities.

Fiscal Year 2014 Compensation

As described below, the principal elements of Fiscal Year 2014 compensation for our named executive officers were base salary, bonus, and long-term incentives in the form of stock options.

Base Salary

We determine salary increases for our executive officers, including our named executive officers, based on three discrete objectives: rewarding individual performance, protecting against inflation, and retaining our executive officers. Accordingly, the Compensation and Nominating Committee considers overall corporate performance and, for those executives with management responsibility for particular business units, the financial results for those business units. The Compensation and Nominating Committee also generally considers the impact of increases in the cost of living. The Compensation and Nominating Committee does not use a mathematical formula to determine increases, but makes a qualitative assessment in consultation with Mr. Altabef, our President and Chief Executive Officer (other than with respect to increases for Mr. Altabef).

For Fiscal Year 2014, the Compensation and Nominating Committee authorized the following salary increases:

Name	Salary Increase (%)	Fiscal Year 2014 Annual Base Salary ($)

Peter A. Altabef	4.0	988,000
Kaweh Niroomand (1)	4.0	1,009,249
Thomas L. Patz	4.0	901,801
Stefan Piringer (1)(2)	4.0	787,366
Cynthia A. Russo	9.0	397,666

(1)	Mr. Niroomand’s salary is denominated and paid in Euros and Mr. Piringer’s salary is denominated and paid 90% in Singapore Dollars and 10% Thai Baht. For purposes of this table, the salary amounts were converted to U.S. dollars using 12-month average exchange rates for the respective currencies during Fiscal Year 2014.
(2)	Mr. Piringer retired from the Company effective June 30, 2014.

Bonus

The objective of our incentive bonus program is to provide additional motivation to the named executive officers to improve performance on a company-wide or business-unit-wide basis, as appropriate, thereby enhancing the prospects for increased stockholder return.

The Compensation and Nominating Committee establishes target bonuses for each of the named executive officers, based on the named executive officer’s position and responsibilities. For Fiscal Year 2014, the target bonuses were set at amounts equal to 100% of the base salary for each of the named executive officers. The Compensation and Nominating Committee did not determine the amount of the target bonuses on the basis of any arithmetic formula.

As described more fully below, the amount of a named executive officer’s annual incentive bonus (sometimes referred to below as a “formula bonus”) for Fiscal Year 2014 is based on the Company’s (and, in some cases, a region’s) performance in Fiscal Year 2014 with respect to revenues and pre-tax income, adjusted to eliminate the effect of certain items (see below for further detail). We selected revenues as a performance measure for our incentive bonuses because we believe revenue growth is a principal indicator of our ability to compete effectively, increase market share, and realize economies of scale that can enhance margins. We selected pre-tax income, adjusted, as the other performance measure because we believe that it provides a fundamental, “bottom line” indication of executive performance. We use pre-tax income, rather than after-tax income, because tax rate fluctuations often are related to factors that are out of control of management, and we believe that bonus awards should not be affected positively or negatively by these fluctuations.

In computing the bonus payout amounts for named executive officers with company-wide responsibilities (i.e., Messrs. Altabef and Patz, and Ms. Russo), we compute a “Corporate Success Ratio Percentage,” which is the average of (A) the Company’s actual revenue for the fiscal year as a percentage of the target revenue for the fiscal year (the “Corporate Revenue Factor Ratio”), and (B) the Company’s pre-tax income, adjusted to eliminate the effect of stock-based compensation expense, amortization of intangibles of Torex Retail Holdings Ltd. (which was acquired by us in May 2012 (“Torex”)), charges related to the restructuring of Torex, a litigation charge related to a previously reported adverse judgment, a gain on the sale of auction rate securities and the costs related to the transaction contemplated by the Merger Agreement for the fiscal year as a percentage of the target pre-tax income, as adjusted, for the fiscal year (the “Corporate Income Factor Ratio”).

If the Corporate Success Ratio Percentage is equal to or greater than 100%, then the bonus for each executive will equal the Corporate Success Ratio Percentage multiplied by the stated Fiscal Year 2014 target bonus for each executive, subject to the limitation discussed below under “Cap on Annual Bonus.” If the Corporate Success Ratio Percentage is greater than or equal to 95%, but less than 100%, the bonus will be calculated according to the following formula: (100%—5 X (100%-Corporate Success Ratio Percentage)) X the target bonus. If the Corporate Success Ratio Percentage is less than 95%, then the executive will not receive a formula bonus. In other words, the minimum payout (if the Corporate Success Ratio Percentage is 95%) is 75% of the target bonus. However, if either the Corporate Revenue Factor Ratio or the Corporate Income Factor Ratio is less than 90%, then the executive will not receive a formula bonus.

For each named executive officer with regional responsibilities (i.e., Messrs. Niroomand and Piringer) the bonus payout amount is calculated similarly but in a manner that includes consideration of each executive’s respective region’s performance. The formula bonus for such executives is calculated as 75% based on a Business Unit Target Formula, and 25% based on a Corporate Target Formula.

The Corporate Target Formula for executives with regional responsibilities is computed in a similar manner to the formula used for named executive officers with company-wide responsibilities described above; the resulting bonus will equal the Corporate Success Ratio Percentage multiplied by 25% of the executive’s target bonus amount. For the Business Unit Target Formula, we compute a “Business Unit Success Ratio Percentage,” which is the average of (A) the applicable region’s revenue for the fiscal year as a percentage of the region’s target revenue for the fiscal year (the “Business Unit Revenue Factor Ratio”), and (B) the applicable region’s pre-tax income for the fiscal year, adjusted to eliminate the effect of stock-based compensation expense, amortization of intangibles of Torex, charges related to the restructuring of Torex, as a percentage of the target pre-tax income, as adjusted, for the fiscal year (the “Business Unit Income Factor Ratio”). If the Business Unit Success Ratio Percentage is greater than or equal to 100%, then the bonus for the executive will equal the Business Unit Success Ratio Percentage multiplied by 75% of the target bonus for the executive. If the Business Unit Success Ratio Percentage is greater than or equal to 95%, but less than 100%, the bonus will be calculated according to the following formula: (100%—5 X (100%-Business Unit Success Ratio)) X 75% of the target bonus. If the Business Unit Success Ratio Percentage or the Corporate Success Ratio Percentage is less than 95%, then the executive will not receive a formula bonus with respect to the Business Unit Target Formula. Additionally, if either the Business Unit Revenue Factor Ratio or the Business Unit Income Factor Ratio is less than 90%, then the executive will not receive a formula bonus with respect to the Business Unit Target Formula, although the executive may receive the formula bonus with respect to the Corporate Target Formula, provided that the condition to payment with respect to the Corporate Success Ratio Percentage is otherwise satisfied.

In addition to the bonus payable on account of the Corporate Target Formula as described in the paragraph immediately above, both categories of executive are also eligible to receive an additional bonus called the “Extraordinary Corporate Performance” bonus if the Corporate Success Ratio Percentage exceeds 100% (but not if the Corporate Success Ratio Percentage is at or below 100%). In that event, the Extraordinary Corporate Performance bonus for each recipient will be determined, subject to the additional requirement for executives with regional responsibilities, based on the extent to which the Corporate Income Factor Ratio exceeds 100%, with a maximum payment equal to 100% of the formula bonus to be provided if the Corporate Income Factor Ratio equals or exceeds 105%. For example (and disregarding the additional requirement for those executives with primarily regional responsibilities) (1) if the Corporate Income Factor Ratio equals 103%, the recipient will receive an Extraordinary Corporate Performance Bonus equal to 60% of his or her target bonus, and (2) if the Corporate Income Factor Ratio equals 105%, recipient will receive an Extraordinary Corporate Performance Bonus equal to 100% of his or her target bonus. The Extraordinary Corporate Performance bonus cannot exceed the formula bonus calculated as described in the preceding paragraph, and will not be paid if the Corporate Revenue Factor Ratio is less than 100%. In addition, for those executives with regional responsibilities, if their Business Unit Success Ratio percentage is less than 95%, the Extraordinary Corporate Performance bonus will be paid at 50% of the amount otherwise payable as an Extraordinary Corporate Performance bonus. The Extraordinary Corporate Performance bonus is subject to the limitation set forth below under “Cap on Annual Bonus.”

For Fiscal Year 2014, our target revenue for the Company was $1.31 billion, and our target pre-tax income, as adjusted, was $280.0 million. For the EAME region (applicable to Mr. Niroomand), our target business unit revenue was €503.5 million ($684.8 million based on Fiscal Year 2014 12-month average exchange rates for Euro), and our target business unit pre-tax income, as adjusted was €92.5 million ($125.8 million based on Fiscal Year 2014 12-month average exchange rates for Euro). For the Asia-Pacific region (applicable to Mr. Piringer), our target business unit revenue was $175.7 million, and our target business unit pre-tax income, as adjusted, was $46.4 million.

Bonuses are calculated and approved by the Compensation and Nominating Committee after the completion of the fiscal year in respect of which the bonus is being paid. Because our fiscal year ended June 30, 2014, we have not yet determined the amounts of the bonus payable to named executive officers for Fiscal Year 2014. We will disclose the amount of the annual incentive bonus, if any, in a current report on Form 8-K.

In addition to the formula bonuses described above, we sometimes have awarded discretionary bonuses to the named executive officers. We believe a discretionary bonus under certain circumstances appropriate, especially given the strict nature of the formula bonus methodology, under which no bonus is payable if the indicated minimums are not achieved, even if the shortfall is insignificant. The amounts of the discretionary bonuses may be based on or take account of the target bonus, the shortfall relative to financial metric targets used under the formula bonus, or a variety of other measures, including corporate gross margins, operating expenses as a percentage of total sales, cash generation and balance sheet measures, such as cash, debt, and days sales outstanding.

Because our fiscal year ended June 30, 2014, we have not yet determined whether any discretionary bonus will be awarded to any of the named executive officers for Fiscal Year 2014, or the amounts, if any, of any such discretionary bonuses. We will disclose the amount of the such discretionary bonuses, if any, in a current report on Form 8-K.

Cap on Annual Bonus

The Compensation and Nominating Committee has a policy providing that no executive officer will receive bonuses in any fiscal year that, in the aggregate, exceed 250% of his or her base salary.

Stock Options

The principal objective of our stock option grants is to align the interests of our executives and our stockholders. We believe that stock options are directly linked to stockholder value, since the value of stock options is dependent on increases in the market price of our stock. In addition, our stock option awards are designed to serve as an incentive for continued employment, since they typically vest over a period of three years.

The Compensation and Nominating Committee’s grant of stock options in Fiscal Year 2014 was not based on objective or mathematical criteria. Mr. Altabef recommended to the Committee the number of shares underlying stock options to be granted to our employees, including the named executive officers. He recommended that the named executive officers with company-wide authority throughout the fiscal year, namely Mr. Patz and Ms. Russo, be granted options to purchase 120,000 shares and 90,000 shares, respectively; he further recommended that Messrs. Niroomand and Piringer be granted options to purchase 110,000 shares and 100,000 shares, respectively. The principal factors underlying the recommendations included our overall financial performance, the responsibilities and performance of each named executive officer, and an evaluation of the strategic assignments on which the named executive officer actively works. The factors were not weighted, and the number of shares underlying granted options was not based on any arithmetic formula. For Fiscal Year 2014, the Compensation and Nominating Committee approved the recommendations made by Mr. Altabef, and further authorized the grant to Mr. Altabef of options to purchase 140,000 shares. In all cases, the exercise price per share of options granted to our named executive officers was equal to the closing price of a share of our common stock on the NASDAQ Stock Market on the date of grant.

The number of shares underlying stock options granted to the named executive officers are set forth below in the Grants of Plan Based Awards table under the column heading, “All Other Option Awards: Number of Securities Underlying Options.” For additional information regarding stock option terms, see the narrative accompanying the Grants of Plan Based Awards table.

Other

We do not provide perquisites or personal benefits to the named executive officers other than standard health benefits available to all employees. For example, we do not offer to the named executive officers any reimbursement for financial services, air travel (other than reimbursement for business travel), car allowance, or country club memberships.

Stock Option Grant Practices

While the Compensation and Nominating Committee generally makes decisions regarding the grant of options throughout the year, it limits the effective dates of any grant to the next succeeding “authorized grant date.” There are five authorized grant dates each year: (i) the day of the annual meeting of stockholders; (ii) the third business day after the public release of the quarterly earnings for the quarter ending December 31; (iii) the third business day after the public release of the quarterly earnings for the quarter ending March 31; (iv) the third business day after the public release of the annual earnings for the fiscal year ending June 30; and (v) the third business day after the public release of the quarterly earnings for the quarter ending September 30. We believe that our stock option grant practices are appropriate and eliminate questions regarding “timing” of grants in anticipation of material events.

Retirement and Other Post-Employment Plans and Agreements

We provide retirement benefits to our named executive officers, other than Messrs. Niroomand and Piringer, under our 401(k) Retirement Plan. As required under applicable law, we contribute to the Central Provident Fund of Singapore on behalf of Mr. Piringer; the Central Provident Fund is a social security savings plan operated and managed by the government of Singapore, to which the employers of Singapore-based employees are required to contribute. Some of the named executive officers also have provisions in their employment agreements that provide severance benefits upon certain types of employment termination events. In addition, all of the executive officers listed above who do not have employment agreements participate in our Executive Severance Plan. See “Potential Payments Upon Termination” below for additional information. These plans and agreements have been designed to be a part of a competitive compensation package.

The MICROS Systems Inc. 401(k) Retirement Plan

This plan is a tax-qualified defined contribution plan available to all of our U.S.-based employees. All of the named executive officers other than Messrs. Niroomand and Piringer may participate in this plan. Under the plan, an employee may contribute up to a maximum of 100% of his or her eligible compensation on a pre-tax basis, subject to Internal Revenue Code limitations (which, among other things, limited annual contributions in 2014 to $17,500 for employees under age 50, and $23,000 for employees age 50 and over). The plan does not permit after-tax contributions. We provide matching contributions targeted at 50% of the first 5% of eligible compensation contributed by the employee. Amounts credited to an employee’s account in the plan may be invested among a number of funds. MICROS Systems, Inc. common stock is not currently offered as an investment. A participant’s account is adjusted to reflect the rate of return, positive or negative, of the investment.

Change in Control and Severance Provisions in Employment Agreements with Messrs. Altabef and Patz

Our employment agreements with Messrs. Altabef and Patz provide for payments upon termination by MICROS other than for “good cause” and upon a termination by the executive for “good reason.” Additionally, the employment agreements with Messrs. Altabef and Patz each provide for payments upon termination following a “change in control” in the event their employment is terminated. We included the change-in-control payment provisions to provide some financial security to the executives, which we believe should enhance management stability during a period where there may be uncertainty associated with a change in control. These change-in-control arrangements also are designed to assure that the covered executives consider fully and support, if appropriate, any proposed corporate transaction involving a change in control that may be in the best interests of our stockholders. The termination payment provisions also provide clear statements of the rights of the executive officers, and protect against a change in employment and other terms that would be unfavorable to the executive officer.

Executive Severance Plan

In May 2014, we adopted the Executive Severance Plan, in which Ms. Russo and Mr. Niroomand participate. We adopted the change in control provisions of the Executive Severance Plan for the same reasons as described above with respect to our inclusion of change of control and severance provisions in Messrs. Altabef’s and Patz’s employment agreements, described above. We adopted the severance provisions (outside of the context of a change of control) to provide guidance as to discretionary payments that may be made by the Compensation and Nominating Committee at its discretion.

The Executive Severance Plan provides for payments and other benefits if, within two years following a change of control, the executive’s employment is terminated for any reason other than on account of “good cause,” (as defined in the Executive Severance Plan) death or disability, or if the executive terminates employment for “good reason” (as defined in the Executive Severance Plan). In effect, the change in control provisions with respect to termination payments require what is sometimes called a “double trigger,” namely both a change in control and a specified termination event before payment is made. The Executive Severance Plan also provides for lesser payments at the discretion of the Compensation and Nominating Committee if these types of terminations occur outside of the context of a change in control.

No Provision for Tax Gross Up Payments

None of the named executive officers has any contractual entitlement to receive tax gross-up payments in connection with a change of control payment. Under the Executive Severance Plan, in the event that payments to a participating executive upon a change of control would be subject to the excise tax under Section 4999 of the Internal Revenue Code, the payments will be reduced to the maximum amount that could be paid without giving rise to the excise tax if, following the reduction, the executive would retain a greater amount of the after-tax payments than if no reduction were made. If no reduction is made, the executive will be responsible for the applicable excise tax.

“Claw-Back” Policy

The Compensation and Nominating Committee has a policy providing that if MICROS is required to file an accounting restatement due to its material noncompliance, as a result of gross misconduct, with any financial reporting requirement under the securities laws, the Chief Executive Officer and the Chief Financial Officer shall each reimburse MICROS for: (i) any bonus or other incentive-based or equity-based compensation received by that person which arose as a result of the financial misstatement in the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial document embodying such financial reporting requirement; and (ii) any excess profits realized from the sale by such person of securities of MICROS during that 12-month period.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits to $1 million the deductibility for federal income tax purposes of annual compensation paid by a publicly held company to its chief executive officer and other highly paid executive officers, unless certain conditions are met. To the extent feasible, we structure executive compensation to preserve deductibility for federal income tax purposes. In this regard, our stock option plan is designed to preserve, to the extent otherwise available, the deductibility of income realized upon the exercise of stock options. However, the availability of tax deductions is not a factor that the Compensation and Nominating Committee considers in determining the amounts or types of compensation offered.

Role of Chief Executive Officer in Compensation Determinations

As noted above, in connection with Fiscal Year 2014 compensation for executive officers, Mr. Altabef made recommendations to the Compensation and Nominating Committee. While the Compensation and Nominating Committee considered Mr. Altabef’s recommendations, the Compensation and Nominating Committee made the ultimate decisions regarding executive compensation.

COMPENSATION AND NOMINATING COMMITTEE REPORT

The Company’s Compensation and Nominating Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on its review and discussions, the Compensation and Nominating Committee has recommended to the Board that the foregoing Compensation Discussion and Analysis be included in this Information Statement.

JOHN G. PUENTE (Chairman)

DWIGHT S. TAYLOR

F. SUZANNE JENNICHES

Members of the Compensation and Nominating Committee

Summary Compensation Table (Fiscal Year 2014)

The following table provides information on the compensation paid to each of the six named executive officers during fiscal years 2014, 2013 and 2012, except as otherwise indicated:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compen- sation ($) (3)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($) (4)	Total ($) (5)
Peter A. Altabef (6)	2014	988,000	—	2,708,916	—	N/A	6,500	3,703,416
President and Chief	2013	475,000	393,775	2,032,272	0	N/A	0	2,901,047
Chief Executive Officer

Kaweh Niroomand (7)	2014	1,009,249	—	2,128,434	—	N/A	0	3,137,683
Executive Vice	2013	924,568	766,467	1,608,520	0	N/A	0	3,299,555
President, Europe- Africa-Middle East Region	2012	908,446	976,215	1,630,300	976,215	N/A	0	4,491,176

Thomas L. Patz	2014	901,801	—	2,321,928	—	N/A	6,500	3,230,229
Executive Vice	2013	867,116	762,195	1,769,372	0	N/A	7,125	3,405,808
President, Strategic Initiatives, General Counseland Corporate Secretary	2012	825,825	842,176	1,793,330	842,176	N/A	6,250	4,309,758

Stefan Piringer (7)(8)	2014	787,366	—	1,934,940	—	N/A	7,621	2,729,927
Executive Vice	2013	769,536	753,376	1,608,520	0	N/A	10,983	3,142,415
President, Asia-Pacific Region	2012	721,320	900,863	1,630,300	900,863	N/A	10,435	4,163,781

Cynthia A. Russo	2014	397,666	—	1,741,446	—	N/A	6,709	2,145,821
Executive Vice	2013	364,831	302,445	1,286,816	0	N/A	6,147	1,960,239
President and Chief Financial Officer	2012	339,378	346,097	1,304,240	346,097	N/A	5,954	2,341,766

(1)	Represents the additional discretionary bonus paid to the named executive officers in those years in which an additional discretionary bonus was awarded. As of the date of this Information Statement, no determination has been made as to whether for Fiscal Year 2014 a discretionary bonus will be paid to any named executive officer or the amount of any such discretionary bonus. We anticipate that the amount of the discretionary bonus will be determined by August 29, 2014, and we will disclose the amount of the discretionary bonus, if any, in a current report on Form 8-K.
(2)

Represents the grant date fair value of stock options granted to each of the named executive officers calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”). For additional information on the assumptions underlying the valuation of these awards, see Note 3 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the SEC.
(3)	Represents the annual incentive bonus (sometimes referred to herein as the “formula bonus”). For further information regarding the annual incentive bonus, see “Compensation Discussion and Analysis – Fiscal Year 2014 Compensation—Bonus.” Because our fiscal year 2014 ended June 30, 2014, as of the date of this Information Statement, we have not yet determined whether any named executive officer will receive an annual incentive bonus for Fiscal Year 2014 or the amount of any such bonus. We anticipate that the amount of the annual incentive bonus will be determined by August 29, 2014, and we will disclose the amount of the annual incentive bonus, if any, in a current report on Form 8-K.
(4)	Represents the Company’s contributions to our 401(k) Retirement Plan for the named executive officers (other than Messrs. Niroomand and Piringer). For Mr. Piringer, the amount represents our contributions to the Central Provident Fund of Singapore, which is described under “Compensation Discussion and Analysis – Retirement and Other Post-Employment Plans and Agreements.”
(5)	Because our fiscal year 2014 ended June 30, 2014, as of the date of this Information Statement, we have not determined whether any named executive officer will receive an annual incentive bonus or discretionary bonus, or the amount of any such bonus. See footnotes (1) and (3) above.
(6)	Mr. Altabef’s compensation for fiscal year 2013 represents his annual compensation prorated from the January 2, 2013, effective date of his appointment to the end of fiscal year 2013.
(7)	Messrs. Niroomand’s compensation is denominated and paid in Euros. Mr. Piringer’s compensation is denominated and paid 90% in Singapore Dollars and 10% in Thai Baht. For purposes of this table, their compensation has been converted to U.S. dollars using 12-month average exchange rates for the respective currencies during Fiscal Year 2014.
(8)	Mr. Piringer retired from the Company effective June 30, 2014.

Each of Messrs. Altabef and Patz has an employment agreement with us.

Mr. Altabef’s employment agreement is currently in effect until December 31, 2016. On January 1 of each year, the term of Mr. Altabef’s agreement automatically is extended for an additional 12 months from the end of the then-applicable term (so that on January 1 of each year the agreement is for a term of 36 months), unless either party provides prior written notice that the party elects not to renew the agreement for the additional period. Mr. Altabef’s agreement specifies his starting annual salary and initial target bonus. Although the agreement does not specify his base salary or a target bonus for Fiscal Year 2014 or any subsequent period, it does provide that Mr. Altabef’s salary and target bonus amount cannot subsequently be reduced, and will be increased in a manner no less favorably and at increments no less frequently than those increases accorded to similarly situated MICROS executives. Actual bonus payments, if any, will be based on the extent to which the applicable performance measures are met. Subject to the limitation on reduction of salary and target bonus, the determination of future increases in salary and target bonus each year for Mr. Altabef is left to the discretion of the Compensation and Nominating Committee.

Mr. Patz’s employment agreement currently is in effect until September 30, 2017. Each year, the term of the agreement automatically is extended for an additional 12 months from the end of the then-applicable term (so that the term of the agreement extends through the third anniversary of the effective date of the renewal), unless either party provides 120 days’ prior written notice that the party elects not to renew the agreement for the additional period. While Mr. Patz’s agreement does not specify an annual salary, or a target bonus for any particular fiscal year, the agreement provides that Mr. Patz’s salary and target bonus for a particular fiscal year cannot be reduced from the amounts set for the prior fiscal year, although actual bonus payments, if any, will be based on the extent to which the applicable performance measures are met. Subject to the limitation on reduction of salary and target bonus, the determination of salary and target bonus each year for Mr. Patz is left to the discretion of the Compensation and Nominating Committee.

See “Compensation Discussion and Analysis—Fiscal Year 2014 Compensation—Base Salary” and “—Bonus” above for additional information on the determination of salary and bonus for the named executive officers. See “Potential Payments Upon Termination” for information regarding provisions of the employment agreements applicable to specified events of termination.

Grants of Plan-Based Awards (Fiscal Year 2014)

The following table provides information regarding plan-based awards granted to the named executive officers during Fiscal Year 2014:

	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards ($)			All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Name		Threshold	Target	Maximum (1)
Peter A. Altabef	6/30/2014	740,900	988,000	2,470,000	—	—	—
	11/22/2013		—	—	140,000	53.95	2,708,916

Kaweh Niroomand	6/30/2014	189,234	1,009,249	2,523,123	—	—	—
	11/22/2013		—	—	110,000	53.95	2,128,434

Thomas L. Patz	6/30/2014	676,351	901,801	2,254,503	—	—	—
	11/22/2013		—	—	120,000	53.95	2,321,928

Stefan Piringer(3)	6/30/2014	147,631	787,366	1,968,415	—	—	—
	11/22/2013		—	—	100,000	53.95	1,934,940

Cynthia A. Russo	6/30/2014	298,250	397,666	994,165	—	—	—
	11/22/2013		—	—	90,000	53.95	1,741,446

(1)	As noted above in “Compensation Discussion and Analysis – Fiscal Year 2014 Compensation – Cap on Annual Bonus,” no executive officer will receive bonuses in any fiscal year that exceed 250% of the individual’s base salary.
(2)	The grant date fair value is computed in accordance with ASC Topic 718.
(3)	Upon his retirement from the Company effective June 30, 2014, all unvested options then held by Mr. Piringer were forfeited.

Except (1) as described in Messrs. Altabef’s and Patz’s option agreements with Company (providing for accelerated vesting for unvested stock options for Messrs. Altabef and Patz in certain circumstances, including a change in control), (2) as indicated in the Company Stock Option Plan, which provides for acceleration of unvested options upon retirement at or after age 62, and (3) as described in the Executive Severance Plan (providing for accelerated vesting upon the change in control), all stock options vest in three equal installments over a three-year period commencing on the first anniversary of the date of grant. See “Potential Payments Upon Termination,” below for additional information regarding circumstances under which acceleration of unvested options may occur. The exercise price per share is equal to the closing price per share of our Common Stock on the NASDAQ Stock Market on the date of the grant.

Outstanding Equity Awards at Fiscal Year 2014 Year End

The following table provides information concerning all of the unexercised stock options held by the named executive officers as of June 30, 2014.

	Option Awards
		Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date
Name	Option Grant Date	(#) Exercisable	(#) Unexercisable(1)
Peter A. Altabef	11/22/13	0	140,000	53.95	11/22/23
	01/29/13	40,000	80,000	45.64	01/29/23

		40,000	220,000

Kaweh Niroomand	11/16/07	120,000	0	35.28	11/16/17
	11/20/09	100,000	0	28.63	11/20/19
	11/19/10	100,000	0	43.94	11/19/20
	11/18/11	66,666	33,334	45.41	11/18/21
	11/16/12	33,334	66,666	43.82	11/16/22
	11/22/13	0	110,000	53.95	11/22/23

		420,000	210,000

Thomas L. Patz	11/18/05	105,784	0	23.71	11/18/15
	11/17/06	130,000	0	25.91	11/17/16
	11/16/07	160,000	0	35.28	11/16/17
	11/20/09	110,000	0	28.63	11/20/19
	11/19/10	110,000	0	43.94	11/19/20
	11/18/11	73,333	36,667	45.41	11/18/21
	11/16/12	36,667	73,333	43.82	11/16/22
	11/22/13	0	120,000	53.95	11/22/23

		725,784	230,000

Stefan Piringer(2)	11/18/11	0	33,334	45.41	11/18/21
	11/16/12	0	66,666	43.82	11/16/22
	11/22/13	0	100,000	53.95	11/22/23

		0	200,000

Cynthia A. Russo	11/16/07	80,000	0	35.28	11/16/17
	11/21/08	55,000	0	14.67	11/21/18
	11/20/09	65,000	0	28.63	11/20/19
	11/19/10	80,000	0	43.94	11/19/20
	11/18/11	53,333	26,667	45.41	11/18/21
	11/16/12	26,667	53,333	43.82	11/16/22
	11/22/13	0	90,000	53.95	11/22/23

		360,000	170,000

(1)	All options, including unvested options, are exercisable for 30 days before the termination of the 1991 Stock Option Plan as a result of our dissolution or liquidation or upon a reorganization, merger or consolidation in which we are not the surviving corporation, or upon the sale of substantially all of our property to another corporation. The individual option agreements with Messrs. Altabef and Patz and the Executive Severance Plan in which Ms. Russo and Mr. Niroomand participate provide for acceleration of the unvested options upon a change of control. See “Potential Payments upon Termination – Provisions Related to Stock Options” for additional information.
(2)	Upon his retirement from the Company effective June 30, 2014, all unvested options then held by Mr. Piringer were forfeited.

Option Exercises and Stock Vested (Fiscal Year 2014)

The following table provides information concerning stock options that were exercised during Fiscal Year 2014 by the named executive officers:

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)

Peter A. Altabef	0	0
Kaweh Niroomand	250,000	7,264,193
Thomas L. Patz	50,000	1,522,338
Stefan Piringer	570,000	10,401,699
Cynthia A. Russo	69,788	1,987,390

(1)	Represents the difference between the exercise price and the market price on the date of exercise, multiplied by the number of option shares exercised.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not currently offer any nonqualified defined contribution or other nonqualified deferred compensation plans.

Potential Payments upon Termination

In this section, we describe payments that may be made to our named executive officers upon several events of termination, including termination in connection with a change in control. The information in this section does not include information relating to the following:

•	payments and benefits provided on a nondiscriminatory basis to salaried employees generally upon termination of employment, including under our 401(k) Retirement Plan;

•	options that vested on or before June 30, 2014 – see the Outstanding Equity Awards at Fiscal Year 2014 Year End table.

Termination Payments under Messrs. Altabef’s and Patz’s Employment Agreements

Mr. Altabef is entitled to certain benefits upon termination in accordance with the terms of his employment agreement. If Mr. Altabef is terminated other than for “good cause” or if he resigns for “good reason,” he would receive his base salary for the remaining term of his agreement plus three times his target bonus for the fiscal year in which he is terminated, in a lump sum payment.

Mr. Patz is entitled to certain benefits upon termination in accordance with the terms of his employment agreement. If Mr. Patz is terminated other than for “good cause” or if he resigns for “good reason,” he would receive his base salary and target bonus for the remaining term of his agreement in a lump sum payment.

Under these employment agreements, “good cause” is generally defined as (i) criminal acts which result in being charged with and convicted of a felony and which are intended to result directly or indirectly in substantial gain or personal enhancement at the expense of the Company, (ii) the determination by a court of competent jurisdiction that there has been a willful or intentional breach of the restrictive covenants contained in the employment agreement in a manner which results in material and substantial direct economic harm or damage to the Company, or (iii) material, repeated and documented failure over a 6 consecutive month period to perform substantially duties and responsibilities in accordance with reasonable business practices and expectations, which failure is not cured within a specified notice-and-cure period. “Good reason” is generally defined as (i) an assignment by the Company to employee of any material duties which are inconsistent with employee’s position, duties, responsibilities and status, (ii) any action taken by the Company or the Board to reduce employee’s salary, target bonus, or fringe benefits or (iii) the Company’s failure to obtain the agreement of any successor-in-interest to assume its obligations under the agreement.

Termination Payments in Connection with a Change in Control for Messrs. Altabef and Patz

Mr. Altabef’s employment agreement provides for a “double trigger” lump sum cash termination payment equal to 2.99 multiplied by the sum of (i) Mr. Altabef’s highest annual base salary prior to his date of termination and (ii) Mr. Altabef’s eligible target bonus for the fiscal year of his termination, if during the two-year period following a change in control he is terminated by the Company for other than “good cause” or voluntarily resigns for “good reason.” In addition, if the “double trigger” conditions are met, Mr. Altabef, his spouse, and his dependents are eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for a period of 36 months following termination at the same premium rates as the Company charges active employees. Mr. Altabef’s employment agreement contains one-year post-termination non-competition, confidential information, non-solicitation of clients/customers and non-solicitation of Company employee restrictive covenants.

Mr. Patz’s employment agreement provides for a lump sum cash termination payment equal to 2.99 multiplied by the sum of (i) Mr. Patz’s highest annual base salary prior to his date of termination and (ii) Mr. Patz’s eligible target bonus for the fiscal year of his termination, if Mr. Patz terminates employment for any reason within 30 days following the change in control. In addition, if Mr. Patz terminates employment for any reason or no reason within 30 days following the change in control, Mr. Patz, his spouse, and his dependents are eligible to continue to receive the medical and dental coverage in effect as of the date of his termination (or generally comparable coverage) for a period of 36 months following termination at the same premium rates as the Company charges active employees. Mr. Patz’s employment agreement contains one-year post-termination non-competition, confidential information, non-solicitation of clients/customers and non-solicitation of Company employee restrictive covenants.

Under their employment agreements, a “Change in Control” generally occurs (a) when a person or entity owns at least 40% or more of the voting power of our outstanding securities, but a change in control will not be deemed to occur as a result of a transaction in which MICROS becomes a subsidiary of another corporation and in which our stockholders immediately before the transaction beneficially own, immediately after the transaction, more than 60% of the voting power of the parent company, (b) the consummation of a merger or consolidation of MICROS with another corporation where the stockholders of MICROS immediately before the transaction will not beneficially own, immediately after the transaction, at least 60% of the voting power of the surviving company or where the members of the Board of Directors immediately before the transaction would not constitute a majority of the board immediately after the transaction, (c) a sale or other disposition of all or substantially all of our assets, or our liquidation or dissolution, or (d) directors are elected such that a majority of the new members of the board are different than the directors who were members before the election or nomination, unless the election or nomination of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

Executive Severance Plan

The Executive Severance Plan provides for payments and other benefits if specified termination events occur following a Change of Control. The Executive Severance Plan provides that upon the occurrence of a Change of Control all equity-based awards granted to participating executive officers and outstanding immediately prior to the date of the change in control will immediately vest (a so-called “single trigger”). Additionally, the Executive Severance Plan provides for payments to participating executive officers after a Change of Control if a specified termination event occurs (a so-called “double trigger”). Specifically, if during the two-year period commencing on the date of a Change of Control either (i) the participating executive officer’s employment is terminated by the Company for any reason other than on account of “good cause” or death or disability, or (ii) the participating executive officer voluntarily terminates employment with the Company for “good reason,” the Company or its successor must pay to the participating executive officer an amount equal to (i) 1.5 times the sum of the participating executive officer’s highest annual base salary prior to the date of the participating executive officer’s termination, and stated annual target bonus for the fiscal year in effect as of the participating executive officer’s termination date, plus (ii) the participating executive officer’s stated annual target bonus, prorated based on the portion of the fiscal year prior to the date of the participating executive officer’s termination, plus (iii) the cost of continuing coverage under the Company’s medical and dental plans for 18 months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), less the amount that the participating executive officer would be required to contribute for such coverage if the participating executive officer were an active employee of the Company, provided that the participating executive officer is eligible for and timely elects COBRA continuation coverage. “Good cause” is generally defined as (i) criminal acts which result in being charged with and convicted of a felony and which are intended to result directly or indirectly in substantial gain or personal enhancement of the participating executive officer at the expense of the Company, (ii) the determination by a court of competent jurisdiction that there has been a willful or intentional breach by the participating executive officer of the Executive Severance Plan’s restrictive covenants or an agreement between such executive officer and the Company which results in material and substantial direct economic harm or damage to the Company, or (iii) the participating executive officer’s material, repeated and documented failure to perform the participating executive officer’s duties that is not cured within a specified notice-and-cure period. “Good reason” is generally defined as (i) a material diminution in the participating executive officer’s authority, responsibilities, duties, or status; provided, that a mere change in reporting lines or other changes to the participating executive officer’s role solely as a result of the Company ceasing to be publicly traded shall not constitute “good reason” unless such cessation fundamentally and significantly affects the nature of the participating executive officer’s duties and responsibilities, (ii) a reduction of more than 10% of the participating executive officer’s salary or target bonus, other than a one-time reduction of not more than 10% that is also applied to other executive officers, or (iii) a material change in the geographic location where the participating executive officer must provide services (i.e. more than 50 miles from the participating executive officer’s employment location as of the date of a change of control); provided, in each case, that such failure is not cured within a specified notice-and-cure period. For participating executive officers, the Executive Severance Plan supersedes all prior severance pay plans, policies, and arrangements.

In addition, under the Executive Severance Plan, the Compensation and Nominating Committee may provide, at its sole discretion, for payments to a participating executive if the executive’s employment is involuntarily terminated by us other than on account of Good Cause, death, or disability, in each case prior to a Change of Control. The payments will include: (a) the executive’s base salary during a period of between six to 18 months, as designated by the Committee (the “Severance Period”); (b) the executive’s Target Bonus, prorated based on the portion of the fiscal year prior to the executive’s termination; and (c) the COBRA reimbursement for the Severance Period.

The payments under the Executive Severance Plan are conditioned upon the Company’s receipt of a standard release from the participating executive officer, including the participating executive officer’s affirmation of continuing compliance with non-solicitation of clients/customers, confidentiality and non-recruitment of Company employee covenants contained in the Executive Severance Plan. The Executive Severance Plan’s non-solicitation of clients/customers and non-recruitment of Company employee covenants are of a 12 month duration following termination of employment, and its confidentiality covenant is of an 18 month duration following termination of employment. The Executive Severance Plan does not include “tax gross-up” provisions. If (i) any payments or benefits paid by the Company, its successor or their affiliates would otherwise be subject to the excise tax under Section 4999 of the Code and (ii) the reduction of such payments or benefits below the participating executive officer’s safe harbor amount (i.e. the maximum amount payable to the executive without giving rise to such excise tax) would provide such executive officer with a greater after-tax amount than if they were not so reduced, the payments and benefits shall be so reduced. If no reduction is made, the executive will be responsible for the applicable excise tax.

Under the Executive Severance Plan, “Change of Control” generally is defined similarly to the definitions of the term “Change in Control” in Mr. Altabef’s and Mr. Patz’s employment agreements.

Provisions Related to Stock Options

Under the terms of the 1991 Stock Option Plan, except as noted below, all options, including unvested options, are exercisable for 30 days before the termination of the plan as a result of our dissolution or liquidation, upon a reorganization, merger or consolidation in which we are not the surviving corporation, or upon the sale of substantially all of our property to another corporation. This provision will not apply if an arrangement is made in connection with the transaction for assumption of the options by, or exchange of options for options of a successor employer, subject to appropriate adjustments. Acceleration of the unvested options upon a change in control, as defined, is also provided in the individual option agreements with Messrs. Altabef and Patz. The Executive Severance Plan similarly provides that upon a Change of Control, as defined in the Executive Severance Plan, all unvested Company equity-based awards granted to the executive participant and outstanding immediately prior to the date of the Change of Control will be immediately vested on the date of the Change of Control.

None of the named executive officers has any contractual entitlement to receive tax gross-up payments in connection with a change in control payment.

The following table shows the amounts that would be paid, under the employment and option agreements for Messrs. Altabef and Patz and the Executive Severance Plan for Ms. Russo and Mr. Niroomand, upon the occurrence of specified termination of employment events, assuming for calculation purposes only that the termination occurred on June 30, 2014, as well as amounts that would be realized by each named executive officer other than Mr. Piringer upon accelerated vesting of options following a change in control. Because Mr. Piringer retired on June 30, 2014, he is not entitled to any such payments.

	Termination by Company Without Good Cause ($)		Resignation or Termination In Connection With a Change in Control
Name		Resignation for Good Reason ($)	Cash Payment ($) (1)	Vesting of Options ($) (2)

Peter A. Altabef (3)	5,434,000	5,434,000	5,955,445	3,733,800
Kaweh Niroomand (4)	2,523,123	0	4,036,996	3,889,499
Thomas L. Patz (5)	4,734,455	4,734,455	5,421,596	4,264,499
Cynthia A. Russo (4)	1,017,768	0	1,614,267	3,139,499

(1)	The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. The table estimates the value of benefits payable to such individual pursuant to the arrangements described above as if a change of control occurred on June 30, 2014 and each individual incurred a termination of his or her employment without “good cause” or for “good reason” (or, in the case of Mr. Patz, he terminated his employment for any reason or no reason) immediately following the change of control. If instead the change of control and subsequent terminations were assumed to occur on September 1, 2014, the estimated cash severance amounts would be as follows: Mr. Altabef: $6,144,570; Mr. Patz: $5,608,481; Ms. Russo: $1,336,180; Mr. Niroomand: $3,327,148. The amount for Mr. Niroomand is based on his salary, which is denominated and paid in Euros, and was converted to U.S. dollars using the 12-month average exchange rates for the Euro during Fiscal Year 2014.
(2)	The amounts in this column represent the value of unvested options that would vest in connection with a change in control, as described above. For each individual, the aggregate value of the unvested options is equal to the product of the excess of the closing price of our Common Stock as of June 30, 2014 over the option exercise price multiplied by the number of shares underlying the unvested portion of the options as of June 30, 2014.
(3)

Under his employment agreement, Mr. Altabef is also eligible to receive certain continuing medical and dental benefits for 36 months, as described above. The amounts in the table reflect reimbursement of Mr. Altabef’s COBRA premium, less amounts he is required to contribute for such coverage if he was an active employee of the Company, assuming that premium rates as of June 30, 2014 remain in effect. Upon his death or disability, Mr. Altabef or his estate, as applicable, will receive the proceeds of a $250,000 life insurance policy or payments under disability insurance policies (with a maximum payment of $1,185,000 assuming a disability date of June 30, 2014), as applicable, maintained by the Company for his benefit.
(4)	For Mr. Niroomand and Ms. Russo, payments under the Executive Severance Plan, described above, in connection with specified termination events outside of the context of Change of Control are at the discretion of the Compensation and Nominating Committee and can range from six to 18 months as designed by the committee. For presentation purposes, the amount included in the table assumes payment for the maximum 18 month severance period. Ms. Russo is also eligible to receive certain continuing medical and dental benefits as described above.
(5)	Under his employment agreement, Mr. Patz is also eligible to receive certain continuing medical and dental benefits for 36 months, as described above. The amounts in the table reflect reimbursement of Mr. Patz’s COBRA premium, less amounts he is required to contribute for such coverage if he was an active employee of the Company, assuming that premium rates as of June 30, 2014 remain in effect. Upon his death or disability, Mr. Patz or his estate, as applicable, will receive the proceeds of a $250,000 life insurance policy or payments under disability insurance policies (with a maximum payment of $4,066,500 assuming a disability date of June 30, 2014), as applicable, maintained by the Company for his benefit.

Director Compensation (Fiscal Year 2014)

In Fiscal Year 2014, directors other than Messrs. Giannopoulos, Altabef, and Brown received a base fee of $5,000 per quarter for Board service, and $1,500 for each Board meeting attended. In addition, each member of a Board committee received an additional $1,500 for each committee meeting attended, and the Chairman of the Audit Committee received an additional fee of $3,000 per quarter because he has additional review responsibilities and participates in financial review meetings with our Finance Department and PricewaterhouseCoopers LLP, our independent registered public accounting firm.

The table below provides information regarding director compensation in Fiscal Year 2014, which reflects the standard compensation described above. The table does not include compensation for reimbursement of travel expenses related to attending board and board committee meetings, or other reasonable out-of-pocket expenses arising from Board service.

Any director who is not “independent,” as defined by the rules of the NASDAQ Stock Market, or who is receiving any retirement payments from the Company, is not entitled to receive any fees or stock option grants for service on the Board of Directors, or any of its committees, other than reimbursement for actual and usual costs and expenses associated with Board service. Accordingly, Messrs. Altabef and Giannopoulos did not receive additional compensation for serving as a director during Fiscal Year 2014. While the Board has determined that Mr. Brown is independent, the Board also has determined that in light of his continued receipt of retirement benefits, he will not receive any fees or stock option grants for service on the Board of Directors, other than reimbursement for actual and usual costs and expenses associated with Board service.

See the Summary Compensation Table and other tables above for information regarding the compensation of Mr. Altabef.

Name	Fees Earned ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Louis M. Brown, Jr.	0	N/A	N/A	N/A	(48,378) (2)	60,000 (3)	11,622
B. Gary Dando	48,500	N/A	18,748	N/A	N/A	N/A	67,248
A.L. Giannopoulos	0	N/A	0	N/A	(390,074) (4)	600,000 (5)	209,926
F. Suzanne Jenniches	44,000	N/A	18,748	N/A	N/A	N/A	62,748
John G. Puente	44,000	N/A	18,748	N/A	N/A	N/A	62,748
Dwight S. Taylor	38,000	N/A	18,748	N/A	N/A	N/A	56,748

(1)	Represents the grant date fair value of stock options granted to each of the directors calculated in accordance with ASC Topic 718.
(2)	We remain obligated to pay retirement benefits to Mr. Brown, a former President and Chief Executive Officer of MICROS, of $60,000 per year through June 30, 2018. The present value of accumulated and unpaid retirement benefits for Mr. Brown as of June 30, 2014, was $215,756, which we calculated using a discount rate of 4.40%.
(3)	Constitutes retirement benefits paid to Mr. Brown, based on 24% of the annual fee received by Mr. Brown under a consulting agreement with MICROS that expired at the end of fiscal 2008.

(4)	We remain obligated to pay retirement benefits to Mr. Giannopoulos, a former President and Chief Executive Officer of MICROS, of $600,000 per year through June 30, 2023. The present value of accumulated and unpaid retirement benefits for Mr. Giannopoulos as of June 30, 2014, was $4,380,987, which we calculated using a discount rate of 4.40%.
(5)	Constitutes retirement benefits paid to Mr. Giannopoulos, based on 30% of the annual compensation received by Mr. Giannopoulos prior to his retirement on June 30, 2013.

In accordance with the terms of his employment agreement in effect while he served as our President and Chief Executive Officer, Mr. Giannopoulos and his spouse are entitled to receive medical coverage through the Company (or generally comparable coverage) for a period ending on June 30, 2023, provided that Mr. Giannopoulos (or, upon his death, his spouse) pays to the Company an amount equal to the full COBRA premiums in effect at that time.

Only Messrs. Brown and Giannopoulos participate in our Supplemental Executive Retirement Plan (“SERP”), under which the retirement benefits described above are paid. The SERP is closed to new participants, and no other Board member and none of the named executive officers are participants.

Director Cash Compensation Detail

The following table provides information regarding the nature of fees earned or paid in cash for each director who received such fees.

Name	Base Fees ($)	Board Meeting Fees ($)	Audit Committee Fees ($)		Compensation and Nominating Committee Fees ($)	Total ($)(2)

B. Gary Dando	20,000	10,500	18,000	(1)	N/A	48,500
F. Suzanne Jenniches	20,000	10,500	6,000		7,500	44,000
John G. Puente	20,000	10,500	6,000		7,500	44,000
Dwight S. Taylor	20,000	10,500	N/A		7,500	38,000

(1)	Mr. Dando’s Audit Committee fees consist of $1,500 for each of the four regular meetings held during Fiscal Year 2014, and the additional fee of $3,000 per quarter for his service as the Chairman of the Audit Committee.
(2)	As noted above, Messrs. Altabef, Brown and Giannopoulos were not eligible to receive fees for Board or Committee service.

AUDIT COMMITTEE REPORT

Preparation of our audited financial statements for the fiscal year ended June 30, 2014 has not yet been completed. Set forth below is the Audit Committee Report related to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, which previously was included in our proxy statement for the 2013 annual meeting of stockholders.

Management is responsible for the Company’s financial statements and the financial reporting process, including the Company’s internal control over financial reporting. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, is responsible for performing an independent audit of the Company’s consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board and for issuing a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes.

Accordingly, the Audit Committee has reviewed and discussed with management and with PricewaterhouseCoopers LLP the audited consolidated financial statements for the fiscal year ended June 30, 2013. The Audit Committee has also discussed with the Company’s internal auditors and with PricewaterhouseCoopers LLP the overall scope of and plans for their respective audits.

The Audit Committee has met with the internal auditors and with PricewaterhouseCoopers LLP, separately and together, with and without management present, to discuss the Company’s financial reporting process and internal accounting controls in addition to the other matters required to be discussed by the Public Company Accounting Oversight Board Standards, AU Section 380, “Communication with Audit Committees.”

The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP’s communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP that firm’s independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements for the fiscal year ended June 30, 2013, be included in the Company’s Annual Report on Form 10-K, for filing with the Securities and Exchange Commission.

B. GARY DANDO (Chairman)

JOHN G. PUENTE and F. SUZANNE JENNICHES

Members of the Audit Committee

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a written policy for review and approval, ratification, or rejection of related person transactions. Related person transactions are transactions (i) involving an amount exceeding $120,000, (ii) in which MICROS or any of its controlled subsidiaries participates and (iii) in which a director, director nominee, executive officer, holder of more than 5% of the Shares, or any immediate family member of any of the foregoing, has a direct or indirect material interest. The policy includes procedures under which directors, director nominees, and executive officers must provide information to the Company’s General Counsel before entry into a related person transaction. If the transaction is subject to the policy, it is considered by the Audit Committee, which may approve or reject the transaction. The policy also has procedures for Audit Committee consideration of ratification of related person transactions that occur without its prior approval as well as inquiries designed to minimize the possibilities of future occurrences without prior Audit Committee approval. The Audit Committee will approve a related person transaction only if it determines that the transaction is in, or not inconsistent with, the best interests of the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors, and persons who own more than 10% of the Company’s common stock, to file reports of ownership and changes in ownership with the SEC.

To our knowledge, based on information provided to us, our officers and directors (we are not aware of any person that owns more than 10% of our common stock), satisfied applicable filing requirements during Fiscal Year 2014.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 30, 2014 regarding securities issuable under our 1991 Stock Option Plan, which is our only equity compensation plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plansapproved by security holders	6,766,175	$42.07	3,051,035

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	6,766,175	$42.07	3,051,035

(1)	The amounts shown in the table include both options that are exercisable and not exercisable as of June 30, 2014.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the number of Shares beneficially owned as of June 25, 2014, unless otherwise noted, by (1) all stockholders known by the Company to beneficially own more than five percent of the outstanding Shares, (2) each of the directors, (3) each executive officer of the Company named in the Summary Compensation Table that is included in the “Executive Compensation” section of this information statement, and (4) all directors and executive officers of the Company as a group.

Beneficial ownership is determined in accordance with Securities and Exchange Commission (“SEC”) regulations, and means voting or investment power with regard to the Shares. The percentage ownership shown in the table below is based on the 74,817,363 Shares outstanding on June 25, 2014. In addition, Shares subject to options held by a person listed in the table that were exercisable on June 25, 2014 (or that would become exercisable within 60 days of June 25, 2014) are deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Individual or Group	Number of Shares of Common Stock Beneficially Owned (1)		Percent of Class
A. L. Giannopoulos	690,000	(2)	Less than 1%
Chairman of the Board of Directors
Peter A. Altabef	40,000	(3)	Less than 1%
President and Chief Executive Officer, Director
Louis M. Brown, Jr.	87,000		Less than 1%
Director
B. Gary Dando	3,334	(4)	Less than 1%
Director
F. Suzanne Jenniches	15,621	(5)	Less than 1%
Director
John G. Puente	27,334	(6)	Less than 1%
Director
Dwight S. Taylor	7,384	(7)	Less than 1%
Director
Kaweh Niroomand	420,000	(8)	Less than 1%
Executive Vice President, Europe-Africa-Middle East Region
Thomas L. Patz	775,852	(9)	Less than 1%
Executive Vice President, Strategic Initiatives, General Counsel and Corporate Secretary
Stefan Piringer	0	(10)	Less than 1%
Executive Vice President, Asia-Pacific Region
Cynthia A. Russo	370,768	(11)	Less than 1%
Executive Vice President and Chief Financial Officer

Directors and Executive Officers as a group (13 persons)	2,818,546	(12)	3.8%

BlackRock Inc	4,769,794	(13)	6.3%
40 East 52nd Street New York, NY 10022

Neuberger Berman Group LLC	4,538,242	(14)	6.0%
605 Third Avenue, New York, NY 10158

The Vanguard Group	4,249,019	(15)	5.6%
100 Vanguard Blvd., Malvern PA 19355

(1)	Information with respect to beneficial ownership is based on information furnished to the Company by the beneficial owner. Unless otherwise noted, the beneficial owner has sole voting and sole investment power with respect to the listed shares.
(2)	Includes options to purchase 690,000 shares that are currently exercisable.
(3)	Includes options to purchase 40,000 shares that are currently exercisable.
(4)	Includes 3,000 shares of Common Stock jointly owned with his wife. Includes options to purchase 334 shares that are currently exercisable.
(5)	Includes options to purchase 333 shares that are currently exercisable.
(6)	Includes 4,000 shares of Common Stock held by Mr. Puente’s wife, with respect to which Mr. Puente does not have investment power. Includes options to purchase 334 shares that are currently exercisable.
(7)	Includes options to purchase 334 shares that are currently exercisable.
(8)	Includes options to purchase 420,000 shares that are currently exercisable.
(9)	Includes options to purchase 725,784 shares that are currently exercisable.
(10)	Mr. Piringer retired from the Company effective June 30, 2014.
(11)	Includes options to purchase 360,000 shares that are currently exercisable.
(12)	Includes options to purchase 2,510,453 shares that are currently exercisable; does not include Mr. Piringer, who retired from the Company effective June 30, 2014.
(13)	The information in the table is as of December 31, 2013. BlackRock Inc. is a holding company of subsidiaries that hold the shares listed in the table, including BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Management Ireland Limited, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, and BlackRock Japan Co Ltd. BlackRock Inc. holds sole investment power with respect to all of the shares listed in the table, and sole voting power with respect to 4,458,386 shares. The information in the table and this footnote is derived from an amendment to Schedule 13G filed with the SEC on January 30, 2014 by BlackRock, Inc.
(14)	The information in the table is as of December 31, 2013. Neuberger Berman Group LLC may be deemed to be the beneficial owner of the shares listed in the table because certain affiliated persons have shared power to retain, dispose of and, in most cases, vote the securities. In addition to the holdings of individual advisory clients, each of Neuberger Berman LLC and Neuberger Berman Management LLC serve as a sub-adviser and investment manager, respectively, of Neuberger Berman Group LLC’s various registered mutual funds which hold such shares. The holdings belonging to clients to Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., NB Alternatives Advisers LLC and Neuberger Berman Fixed Income LLC, affiliates of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced in the table. Of the shares listed in the table, Neuberger Berman Group LLC and Neuberger Berman LLC each have shared voting power with respect to 4,529,442 shares, and shared investment power with respect to 4,538,242 shares; Neuberger Berman Management LLC has shared voting and investment power with respect to 4,162,714 shares; and Neuberger Berman Equity Funds have shared voting and investment power with respect to 3,602,742 shares. The information in the table and this footnote is derived from an amendment to Schedule 13G filed with the SEC on February 12, 2014 by Neuberger Berman Group, Neuberger Berman LLC, Neuberger Berman Management LLC and Neuberger Berman Equity Funds.
(15)	The information in the table is as of December 31, 2013. The Vanguard Group has sole voting power with respect to 47,628 shares, sole investment power with respect to 4,206,491 shares, and shared investment power with respect to 42,528 shares. Two wholly-owned subsidiaries of the Vanguard Group beneficially own an aggregate of 47,628 shares listed in the table. The information in the table and this footnote is derived from a Schedule 13G filed with the SEC on February 11, 2014 by The Vanguard Group.

SCHEDULE A

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Safra A. Catz Director, President and Chief Financial Officer	Ms. Catz has been a President since January 2004, CFO most recently since April 2011 and has served as a Director since October 2001. She was previously CFO from November 2005 until September 2008 and Interim CFO from April 2005 until July 2005. Prior to being named President, she held various other positions with us since joining Oracle in 1999. She also currently serves as a director of HSBC Holdings plc.

Lawrence J. Ellison Director and Chief Executive Officer	Mr. Ellison has been CEO and a Director since he founded Oracle in June 1977. He served as Chairman of the Board from May 1995 to January 2004.

Jeffrey O. Henley Chairman of the Board of Directors	Mr. Henley has served as Chairman of the Board since January 2004 and as a Director since June 1995. He served as Executive Vice President and CFO from March 1991 to July 2004.

Mark V. Hurd Director and President	Mr. Hurd has been a President and served as a Director since September 2010. Prior to joining us, he served as Chairman of the Board of Directors of Hewlett-Packard Company (HP) from September 2006 to August 2010 and as CEO, President and a member of the Board of Directors of HP from April 2005 to August 2010. From 2007 to 2010, Mr. Hurd served as a member of the Board of Directors of Newscorp, Inc. and served on the Governance Committee of Newscorp.

Dorian E. Daley Senior Vice President, General Counsel and Secretary	Ms. Daley has been Senior Vice President, General Counsel and Secretary since October 2007. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.